Exhibit 99.12

Deloitte.	Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Administrative Council and Management of

RIO DOCE MANGANÊS S.A. and Subsidiaries

Simões Filho – BA

1.	We have audited the accompanying consolidated balance sheets of RIO DOCE MANGANÊS S.A. (formerly SIBRA – ELETROSIDERÚRGICA BRASILEIRA S.A.) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RIO DOCE MANGANÊS S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

4.	As discussed in note 1 to the financial statement, the controlling shareholder concluded the restructuring process of its manganese activities, which is intended to maximize management integration and simplify the corporate structure of the Company and its subsidiaries. In connection with this corporate restructuring, the shareholders decided at an Extraordinary Shareholders’ Meeting held on October 23 and 27, 2003, to transfer certain assets (including all of the ferro-alloy, manganese ore and reforestation operations) and liabilities from the subsidiary companies, Companhia Paulista de Ferro-Ligas, Sociedade Mineira de Mineraçâo S.A., Minérios Metalúrgicos do Nordeste S.A., Mineraçâo Urandi S.A. and Sibra Florestal S.A, in the net amount of US$88,883, to RIO DOCE MANGANÊS S.A., through a capital reduction which will occur on January 31, 2004. Conclusion of this process will affect the Company and its subsidiaries economically in the upcoming year.

5.	As mentioned in note 25 to the financial statements, a subsidiary company, Companhia Paulista de Ferro-Ligas, sold its investments in Fertilizantes Fosfatos S.A. – Fósfertil to Bunge Alimentos, generating a gain of US$40,073, net of taxes.

6.	As discussed in note 4 to the consolidated financial statements, effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”.

/s/ Deloitte Touche Tohmatsu

Salvador, Brazil, January 26, 2004